SEC File Number
001-39688

CUSIP Number
51818V106
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):
☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For the Period Ended: September 30, 2022

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q

For the Transition Period Ended: ___________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:
______________________________________________________________________________

PART I — REGISTRANT INFORMATION

Latch, Inc.
Full Name of Registrant

___________________
Former Name if Applicable

508 West 26th Street, Suite 6G
Address of Principal Executive Office (Street and Number)

New York, NY 10001
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☐	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why the Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed.)

Latch, Inc. (the “Company”) is unable to file its Quarterly Report on Form 10-Q for the quarter ended September 30, 2022 (the “Third Quarter Report”) without unreasonable effort or expense within the prescribed time period. As previously disclosed, the Audit Committee of the Company’s Board of Directors (the “Audit Committee”) has commenced an investigation (the “Investigation”) of alleged current and prior period matters that include, but may not be limited to, certain aspects of the Company’s current and historic key performance indicators and revenue recognition practices, including the accounting treatment, financial reporting and internal controls related thereto. As the Company has not yet filed its Quarterly Report on Form 10-Q for the quarter ended June 30, 2022 (the “Second Quarter Report”) and the Investigation remains ongoing, the Company is unable to file the Third Quarter Report at this time.

While the Investigation is ongoing, on August 19, 2022, based on the preliminary findings of the Investigation, the Audit Committee determined that the Company’s consolidated financial statements for 2021 included in the Company’s Annual Report on Form 10-K for the year ended December 31, 2021 and associated report of the Company’s independent registered public accounting firm, Deloitte & Touche LLP, as well as the Company’s consolidated financial statements for the first quarter of 2022 included in the Company’s Quarterly Report on Form 10-Q for the three months ended March 31, 2022, should no longer be relied upon as a result of material errors and possible irregularities relating to, among other things, the manner in which the Company recognized revenue associated with the sale of hardware devices during 2021 and the first quarter of 2022. Accordingly, the Audit Committee, in consultation with the Company’s management, determined that the Company’s consolidated financial statements for 2021 and the first quarter of 2022 will be restated.

The Investigation has been expanded to include an investigation of the Company’s financial statements for 2019 and 2020. Additional errors have been identified for those periods; however, the impact of those errors has not been determined, and there can be no assurance that the errors will not be material.

Based on the preliminary findings of the Investigation, certain revenue recognition errors occurred as a result of unreported sales arrangements due to sales activity that was inconsistent with the Company’s internal controls and procedures. The Company’s management is assessing the effect of the matters identified to date and the restatement on the Company’s internal control over financial reporting and its disclosure controls and procedures. Although the assessment is not yet complete, the review will result in one or more material weaknesses in the Company’s internal control over financial reporting during the applicable periods.

Following the completion of the Investigation, the Company will file amended periodic reports for any periods requiring restatement.

On August 11, 2022, the Company received a notice (the “Notice”) from the Listing Qualifications Department of The Nasdaq Stock Market LLC (“Nasdaq”) notifying the Company that it is not in compliance with the periodic filing requirements for continued listing set forth in Nasdaq Listing Rule 5250(c)(1) (the “Rule”) as a result of its failure to file its Second Quarter Report.

The Company submitted a plan to regain compliance with the Rule, and Nasdaq granted an exception for the Company to regain compliance by filing both its Second Quarter Report and Third Quarter Report by February 6, 2023.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Barry Schaeffer	917	338-3915
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☐ Yes ☒ No

Quarterly Report on Form 10-Q for the quarter ended June 30, 2022

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As described above, on August 19, 2022, based on the preliminary findings of the Investigation, the Audit Committee determined that certain previously filed financial statements of the Company, including the Company’s consolidated financial statements for 2021 and the first quarter of 2022, should no longer be relied upon as a result of material errors and possible irregularities relating to, among other things, the manner in which the Company recognized revenue associated with the sale of hardware devices during 2021 and the first quarter of 2022. As a result of the ongoing Investigation and restatement processes, the Company has not completed its financial statements for the quarter ended September 30, 2022, and its financial statements for the quarter ended September 30, 2021 are subject to restatement. Accordingly, the Company cannot at this time provide an estimate of the anticipated changes in its results of operations for the quarter ended September 30, 2022 compared to its results of operations for the quarter ended September 30, 2021.
Latch, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: November 10, 2022	By:	/s/ Barry Schaeffer
	Name:	Barry Schaeffer
	Title:	Interim Chief Financial Officer and Treasurer